ITEM 77c

LAST MEETING OF SHAREHOLDERS
A special meeting of Shareholders of Federated Global Equity Income Fund (the "Fund"), a portfolio of Federated World Investment Series Inc. was held on August 17, 2000. On June 15, 2000, the record date for shareholders voting at the meeting, there were 2,259,758 total outstanding shares. The following item was considered by shareholders and the results of their voting was as follows:
 AGENDA ITEM 1 TO APPROVE CHANGING THE FUND'S FUNDAMENTAL INVESTMENT OBJECTIVE FROM PROVIDING CAPITAL APPRECIATION AND ABOVE-AVERAGE INCOME TO OBTAINING A TOTAL RETURN ON ITS ASSETS.

Shares Voted            Shares Voted		Shares Abstaining
Affirmatively 		Negatively
2,130,052		48,611			81,095

Following the approved change to the Fund's investment objective, the board of Directors voted to change the Fund's name to "Federated Global Equity Fund."